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                                  EXHIBIT 21

                             List of Subsidiaries


     The Company has two wholly-owned subsidiaries: Kandel & Son, Inc. and NISSCO/Sunline, Inc., which are each Nevada corporations, and Kandel & Son, Inc., a New York corporation and NISSCO/Sunline, Inc., a Florida corporation. The latter two subsidiaries are wholly owned by their similarly named Nevada parents, which are in turn wholly owned by the Company.